UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

John A. Stahl

325 North St. Paul Street, Suite 2650

Dallas, Texas 75201

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-23A Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638(1)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(2)
14.	Type of Reporting Person: OO (trust)

(1)

Subject to the restrictions in the Stockholders Agreement, described in Item 6 below, the Trustee of the Certificateholder of the applicable Reporting Person has sole decision-making authority with respect to the applicable Reporting Person, including voting power and dispositive power over the Shares.

(2)	Based upon 33,094,664 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of August 11, 2020, as disclosed in the Issuer’s in the Form 10-Q for the quarter ended June 30, 2020, filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 14, 2020 (the “Second Quarter Form 10-Q”).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-24A Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638(1)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(2)
14.	Type of Reporting Person: OO (trust)

(1)

Subject to the restrictions in the Stockholders Agreement, described in Item 6 below, the Trustee of the Certificateholder of the applicable Reporting Person has sole decision-making authority with respect to the applicable Reporting Person, including voting power and dispositive power over the Shares.

(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-25A Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638(1)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(2)
14.	Type of Reporting Person: OO (trust)

(1)

Subject to the restrictions in the Stockholders Agreement, described in Item 6 below, the Trustee of the Certificateholder of the applicable Reporting Person has sole decision-making authority with respect to the applicable Reporting Person, including voting power and dispositive power over the Shares.

(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: LT-26A Custody Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 2,067,638(1)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 2,067,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,067,638(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.2%(2)
14.	Type of Reporting Person: OO (trust)

(1)

Subject to the restrictions in the Stockholders Agreement, described in Item 6 below, the Trustee of the Certificateholder of the applicable Reporting Person has sole decision-making authority with respect to the applicable Reporting Person, including voting power and dispositive power over the Shares.

(2)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 9,837,264(1)(2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 9,837,264(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,837,264(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 29.7%(3)
14.	Type of Reporting Person: IN; HC

(1)

Includes (i) 783,356 shares of Common Stock held in LT-21A Custody Trust; (ii) 783,356 shares of Common Stock held in LT-22A Custody Trust; (iii) 2,067,638 shares of Common Stock held in LT-23A Custody Trust; (iv) 2,067,638 shares of Common Stock held in LT-24A Custody Trust; (v) 2,067,638 shares of Common Stock held in LT-25A Custody Trust; and (vi) 2,067,638 shares of Common Stock held in LT-26A Custody Trust. The Trustee of the Certificateholders has no pecuniary interest in these shares of Common Stock.

(2)

Subject to the restrictions in the Stockholders Agreement, described in Item 6 below, the Trustee of the Certificateholder of the applicable Reporting Person has sole decision-making authority with respect to the applicable Reporting Person, including voting power and dispositive power over the Shares.

(3)	Based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2020 (as amended, the “Schedule 13D”) with respect to the common stock, $0.001 par value, (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). This Amendment amends the Schedule 13D to report the entry of the Reporting Persons into a stockholders agreement and to correct the names of certain of the Reporting Persons. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a)	This Schedule 13D is filed jointly on behalf of the following persons (collectively the “Reporting Persons”):

i.	LT-23A Custody Trust;

ii.	LT-24A Custody Trust;

iii.	LT-25A Custody Trust;

iv.	LT-26A Custody Trust (with the Reporting Persons listed in clauses “i” through “iv” of this Item 2(a), as well as LT-21A Custody Trust and LT-22A Custody Trust, trusts for which John A. Stahl serves as Trustee of the Certificateholder thereof and which hold Common Stock being reported in this Schedule 13D, collectively referred to as the “Custody Trusts”); and

v.	John A. Stahl, not in his individual capacity but solely as Trustee of each of the following trusts: The LT-21 LiquidTrust, The LT-22 LiquidTrust, The LT-23 LiquidTrust, The LT-24 LiquidTrust, The LT-25 LiquidTrust, and The LT-26 LiquidTrust (each, a “LiquidTrust” and collectively, the “LiquidTrusts”), each such LiquidTrust being Certificateholder of each of the Custody Trusts.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“On October 23, 2020, but effective as of September 30, 2020, each of The LT-21 Exchange Trust, The LT-22 Exchange Trust, The LT-23 Exchange Trust, The LT-24 Exchange Trust, The LT-25 Exchange Trust, and The LT-26 Exchange Trust (each, an “Exchange Trust” and collectively, the “Exchange Trusts”), trusts for which James E. Turvey and Murray T. Holland serve as Trust Advisors, on the one hand, transferred its shares of Common Stock and Seller Trust L Bonds of the Issuer (the “Shares”) to one of the LiquidTrusts, trusts for which John A. Stahl serves as Trustee, and, on the other hand, each LiquidTrust transferred to one of the Exchange Trusts its beneficial interest in a certain custody trust that is separate and apart from the Custody Trusts that are Reporting Persons under this Schedule 13D. In connection with these transfers and the receipt of the Shares, the LiquidTrusts agreed to enter into a stockholders agreement with respect to the Shares.

On October 23, 2020, but effective as of September 30, 2020, each of the LiquidTrusts contributed the Shares to one of the Custody Trusts. The Custody Trusts agreed to enter into a stockholders agreement with respect to the Shares.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 6 of this Amendment is incorporated by reference into this Item 4.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 33,094,664 shares of Common Stock of the Issuer outstanding as of August 11, 2020, as disclosed in the Second Quarter Form 10-Q.

Reporting Person	Amount beneficially owned(1)	Percent of class	Sole Power to vote or direct the vote	Shared power to vote or direct the vote(1)	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of(1)
LT-23A Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
LT-24A Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
LT-25A Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
LT-26A Custody Trust	2,067,638	6.2%	N/A	2,067,638	N/A	2,067,638
John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts	9,837,264	29.7%	N/A	9,837,264	N/A	9,837,264

(1)	The Shares are subject to restrictions on voting rights and on transfer under a Stockholders Agreement, as more fully described in Item 6 below.

(c)	Except as set forth in Item 3 of this Schedule 13D, there have been no transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)

The beneficiaries of the Custody Trusts have the right to receive, but do not have the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities beneficially owned by the Custody Trusts.

Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The Trustee of the LiquidTrusts, as Certificateholder of each Custody Trust, has sole decision-making authority with respect to such Custody Trust, and therefore, the Trustee may be deemed to have voting power and dispositive power with respect to the Shares, subject to the provisions of the Stockholders Agreement, as further described below.

Stockholders Agreement

On November 3, 2020, the LiquidTrusts entered into a Stockholders Agreement (the “Stockholders Agreement”), and concurrently, each of the Custody Trusts entered into a joinder to the Stockholders Agreement with respect to the Shares (the LiquidTrusts and the Custody Trusts collectively, the “Subject Trusts”). The purpose of the Stockholders Agreement is to limit the voting power of the Subject Trusts and the control they would otherwise be entitled to exercise over the Issuer. The Subject Trusts have agreed to these concepts and provisions as a condition to their receiving the Shares pursuant to the transfers described in Item 3.

To this end, the Stockholders Agreement contains, among others, the following provisions, all of which bind the Subject Trusts and their respective transferees:

●	Until the Exchange Trusts beneficially own less than 20% of the total voting power of the Common Stock, the Shares and any other voting securities of the Issuer over which the Subject Trusts have voting control, with respect to all matters including without limitation the election and removal of directors, regardless of whether voted at a regular or special meeting or pursuant to a written consent, will be voted solely in proportion with the votes cast by all other holders of voting securities of the Issuer on any matter put before them; and

●	No Subject Trust nor its assignees and transferees (other than pursuant to a registered public offering) or their respective affiliates will, without the prior written consent of the Issuer’s Board of Directors, directly or indirectly:

o	acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any voting securities of the Issuer or any of its subsidiaries other than pursuant to the agreements the Subject Trusts entered into to effect the transfers described in Item 3;

o	seek or propose to influence or control the management, Board of Directors, or policies of the Issuer, make or participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in applicable Commission rules) to vote any voting securities of the Issuer or any of its subsidiaries, or seek to advise or influence any other person with respect to the voting of any voting securities of the Issuer or any of its subsidiaries;

o	submit a proposal for or offer of (with or without conditions) any merger, recapitalization, reorganization, business combination, or other extraordinary transaction involving the Issuer, any of its subsidiaries, or any of their respective securities or assets or, except as required by law, make any public announcement with respect to the foregoing;

o	enter into any discussions, negotiations, arrangements, or understandings with any other person with respect to any of the foregoing, or otherwise form, join, engage in discussions relating to the formation of, or participate in a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or

o	advise, assist, or encourage any other person in connection with any of the foregoing.

In furtherance of the above restrictions, each of the Subject Trusts has appointed as its proxy and attorney-in-fact an officer of the Issuer to be designated by the Issuer, with full power of substitution, to vote or execute written consents with respect to all of the Shares, provided that such proxy may only be exercised with respect to a Subject Trust if such Subject Trust fails to comply with its voting obligations under the Stockholders Agreement.

The Stockholders Agreement shall remain in effect until the Exchange Trusts beneficially own less than 20% of the Common Stock.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is filed with this Amendment as Exhibit 2 and incorporated herein by reference.”

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“Exhibit No.	Description
1	Joint Filing Agreement dated November 3, 2020, by and among the Reporting Persons (attached hereto).
2	Form of Stockholders Agreement dated November 3, 2020 by and among the Issuer and the LiquidTrusts, with effect from September 30, 2020 (attached hereto).
3	Form of Joinder to Stockholders Agreement dated November 3, 2020 by and among the Issuer and the Custody Trusts, with effect from September 30, 2020 (attached hereto).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2020

LT-23A CUSTODY TRUST LT-24A CUSTODY TRUST LT-25A CUSTODY TRUST LT-26A CUSTODY TRUST

By:	/s/ John A. Stahl
Name:	John A. Stahl
Title:	Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

JOHN A. STAHL

/s/ John A. Stahl
John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of GWG Holdings, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

[signatures pages follow]

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 3rd day of November 2020.

LT-23A CUSTODY TRUST LT-24A CUSTODY TRUST LT-25A CUSTODY TRUST LT-26A CUSTODY TRUST

By:	/s/ John A. Stahl
Name:	John A. Stahl
Title:	Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

JOHN A. STAHL

/s/ John A. Stahl
John A. Stahl, not in his individual capacity but solely as Trustee of each of the LiquidTrusts, as Certificateholders of each of the Custody Trusts

[signature page to joint filing agreement]

Exhibit 2

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT, dated as of November 3, 2020, and effective as of September 30, 2020, is made and entered into by and among GWG Holdings, Inc., a Delaware corporation (the “Company”), and each of the LiquidTrusts set out on Schedule I (each a “LiquidTrust” and collectively the “LiquidTrusts”) and any other person or entity that becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit A. The LiquidTrusts and any person or entity that becomes a party to this Agreement by executing and delivering a joinder in the form attached hereto as Exhibit A shall be a “Holder”.

RECITALS

WHEREAS, The LT-21 Exchange Trust, The LT-22 Exchange Trust, The LT-23 Exchange Trust, The LT-24 Exchange Trust, The LT-25 Exchange Trust, and The LT-26 Exchange Trust (each, an “Exchange Trust” and collectively the “Exchange Trusts”) and the LiquidTrusts have entered into those certain Contribution and Exchange Agreements, dated October 23, 2020 with effect as of September 30, 2020 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Contribution and Exchange Agreements”), by and between Delaware Trust Company, not in its individual capacity but solely as trustee of each of the Exchange Trusts, and each of the LiquidTrusts, pursuant to which each of the LiquidTrusts has acquired shares of common stock (the “Common Stock”), par value $0.001, of the Company;

WHEREAS, Pursuant to the Contribution and Exchange Agreements, each of the LiquidTrusts agreed to enter into this voting agreement with respect to the Common Stock; and

WHEREAS, the Company and each of the LiquidTrusts desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions.

(a) As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” of a Person is any Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person, and “Affiliated” shall have a correlative meaning; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, (A) neither the Company nor any of its subsidiaries shall be deemed to be an Affiliate of any of the Holders, and (B) none of the Holders shall be deemed to be an Affiliate of the Company, solely by virtue of (i) such party’s ownership of Common Stock or its being a party to this Agreement or (ii) any other action taken by such party’s or its respective Affiliates which is expressly required or contemplated under this Agreement, in each case in accordance with the terms and conditions of, and subject to the limitations and restrictions set forth in, this Agreement (and irrespective of the characteristics of the aforesaid relationships and actions under applicable Law or accounting principles). For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Agreement” means this Stockholders Agreement, as amended, modified or supplemented from time to time, in accordance with the terms hereof, together with any exhibits, schedules or other attachments hereto.

“Beneficial Ownership” by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the Commission under the Exchange Act; provided that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, none of the Holders shall be deemed to have Beneficial Ownership of securities owned by another party hereto solely by virtue of (A) such party’s status as a party to this Agreement, (B) the voting agreements and proxies contained herein or therein or (C) any other action taken by such party or any of its Affiliates which is expressly required or contemplated by the terms of this Agreement, in each case in accordance with the terms and conditions of, and subject to the limitations and restrictions set forth in, this Agreement (and irrespective of the characteristics of the aforesaid relationships and actions under applicable Law or accounting principles). For purposes of this Agreement, a Person shall be deemed to Beneficially Own any securities Beneficially Owned by its Affiliates or any Group of which such Person or any such Affiliate is or becomes a member or is otherwise acting in concert. “Beneficially Own,” “Beneficially Owned” and “Beneficially Owning” shall have a correlative meaning.

“Beneficient” means The Beneficient Company Group, L.P.

“Board” means the Board of Directors of the Company.

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital stock, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such Person.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” means the common stock, par value $0.001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Company” has the meaning set forth in the Preamble.

“Contribution and Exchange Agreements” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission from time to time thereunder.

“Governmental Entity” means any United States or foreign (i) federal, state, local, municipal or other government, (ii) governmental or quasi-governmental entity of any nature (including, without limitation, any governmental agency, branch, department, official or entity and any court or other tribunal), (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, any arbitral tribunal and self-regulatory organizations, or (iv) any national securities exchange or national quotation system.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, compliance agreement, settlement agreement, decision, determination or award, in each case, entered by or with any Governmental Entity or arbitrator.

“Group” shall have the meaning assigned to it in Section 13(d)(3) of the Exchange Act; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, none of the Holders or any of their respective Affiliates shall be deemed to be a member of a Group with each other or each other’s Affiliates, in each case solely by virtue of the existence of this Agreement or any action taken by a party hereto or thereto or any such party’s Affiliates which is expressly required or contemplated by the terms hereof or thereof, in each case in accordance with the terms and conditions of, and subject to the limitations and restrictions set forth in, this Agreement (and irrespective of the characteristics of the aforesaid relationships and actions under applicable Law or accounting principles).

“Holder” has the meaning set forth in the Preamble.

“Laws” means, collectively, any applicable federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity.

2

“Material Adverse Effect” means, with respect to a party (including, as appropriate, its Subsidiaries), any event, change, effect or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material and adverse effect on the condition (financial or otherwise), results of operations, business or prospects of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of a party to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement.

“Person” means any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof, or any other entity or Group comprised of two or more of the foregoing.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“LiquidTrusts” has the meaning set forth in the Preamble.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Termination Date” has the meaning set forth in Section 6(l).

“Total Voting Power” means, at any time, the total number of votes then entitled to be cast by holders of the outstanding Common Stock and any other securities entitled to vote generally in the election of directors to the Board and not solely upon the occurrence and during the continuation of certain specified events.

“Transfer” means, when used as a noun, any direct or indirect, voluntary or involuntary, sale, disposition, hypothecation, mortgage, encumbrance, gift, pledge, assignment, attachment or other transfer (including the creation of any derivative or synthetic interest, including a participation or other similar interest), whether by merger, testamentary disposition, operation of law or otherwise, and entry into a definitive agreement with respect to any of the foregoing and, when used as a verb, to directly or indirectly, voluntarily or involuntarily, sell, dispose, hypothecate, mortgage, encumber, gift, pledge, assign, attach or otherwise transfer (including by creating any derivative or synthetic interest, including a participation or other similar interest), whether by merger, testamentary disposition, operation of law or otherwise, or enter into a definitive agreement with respect to any of the foregoing. For purposes of this Agreement, the sale of the interest of a party to this Agreement in an Affiliate of such party which Beneficially Owns Voting Securities shall be deemed a Transfer by such party of such Voting Securities unless such party retains Beneficial Ownership of such Voting Securities following such transaction.

“Trustee” means John A. Stahl, not in his individual capacity but solely as Trustee to the LiquidTrusts.

“Voting Securities” means, at any time, shares of any class of Capital Stock or other securities of the Company, including the Common Stock, which are entitled to vote generally in the election of directors to the Board and not solely upon the occurrence and during the continuation of certain specified events.

(b) In addition to the above definitions, unless the context requires otherwise:

(i) any reference to any statute, regulation, rule or form as of any time shall mean such statute, regulation, rule or form as amended or modified and shall also include any successor statute, regulation, rule or form, as amended, from time to time;

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(ii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, in each case notwithstanding the absence of any express statement to such effect, or the presence of such express statement in some contexts and not in others;

(iii) references to “Section”, “Exhibit” or “Schedule” are references to Sections of or Exhibits or Schedules to this Agreement unless otherwise indicated;

(iv) words such as “herein”, “hereof”, “hereinafter” and “hereby” when used in this Agreement refer to this Agreement as a whole;

(v) references to “dollars” or “$” in this Agreement are to United States dollars; and

(vi) references to “business day” mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or order to be closed.

Section 2. Voting Agreement.

Each of the Holders agrees that:

(a) it will vote, or cause to be voted, all Voting Securities over which it has voting control with respect to all matters, including without limitation the election and removal of directors, voted on by the stockholders of the Company (whether at a regular or special meeting or pursuant to a written consent), solely in proportion with the votes cast by all other holders of Voting Securities on any matter put before them; and

(b) it will vote, or cause to be voted, or execute written consents with respect to all Voting Securities over which it has voting control, and shall take all other reasonably necessary or desirable actions within its control (including voting for calling a meeting of stockholders of the Company, attending all meetings in person or by proxy for purposes of obtaining a quorum and executing all written consents in lieu of meetings, as applicable), to effectuate the provisions of this Agreement.

Section 3. Proxies. Each of the Holders hereby irrevocably appoints, as its proxy and attorney-in-fact, an officer of the Company to be designated by the Company, with full power of substitution, to vote or execute written consents with respect to all Voting Securities Beneficially Owned by such Holder in accordance with the provisions of Section 2; provided that such proxy may only be exercised if such Person fails to comply with the terms of Section 2. This proxy is coupled with an interest and shall be irrevocable prior to the Termination Date, and each of the Holders will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and revoke any proxy previously granted by it with respect to any Voting Securities Beneficially Owned by such Person.

Section 4. Standstill; Transfer Restrictions.

(a) Each of the Holders shall not, directly or indirectly, and shall cause their respective assignees and transferees (other than pursuant to a registered public offering) and their respective Affiliates not to, directly or indirectly:

(i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any Voting Securities of the Company or any of its Subsidiaries other than pursuant to the Contribution and Exchange Agreements;

(ii) seek or propose to influence or control the management, Board, or policies of the Company, make or participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the Commission) to vote any Voting Securities or any voting securities of any of the Company’s Subsidiaries, or seek to advise or influence any other person with respect to the voting of any Voting Securities or any voting securities of the Company’s Subsidiaries;

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(iii) submit a proposal for or offer of (with or without conditions) any merger, recapitalization, reorganization, business combination, or other extraordinary transaction involving the Company, any of its Subsidiaries, or any of their respective Securities or assets or, except as required by law, make any public announcement with respect to the foregoing;

(iv) enter into any discussions, negotiations, arrangements, or understandings with any other Person with respect to any of the foregoing, or otherwise form, join, engage in discussions relating to the formation of, or participate in a Group in connection with any of the foregoing; or

(v) advise, assist, or encourage any other Person in connection with any of the foregoing.

(b) Each of the Holders agrees that it shall not Transfer any Voting Securities Beneficially Owned by such Holder without the prior written consent of the Company other than to any entity that is (i) its wholly owned subsidiary or (ii) a trust in which it owns 100% of the beneficial interest.

(c) Each of the Holders agrees that it shall not Transfer any Voting Securities Beneficially Owned by such Holder without the prior written consent of the Company unless the transferee agrees to be bound by this Agreement as a Holder pursuant to the Joinder Agreement attached hereto as Exhibit A or such Transfer is pursuant to any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act or any unregistered public resale effected through a broker, dealer or market maker pursuant to the provisions of Rule 144 or Rule 144A promulgated under the Securities Act (or any similar rules then in effect).

(d) Without limiting the foregoing, each of the Holders agrees that it will not Transfer any Voting Securities except pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state, federal or foreign securities Laws.

(e) Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of the Company. No Transfer shall be effective unless and until the Company shall have been furnished with information reasonably satisfactory to it demonstrating that such Transfer is (x) in compliance with this Section 4 and (y) registered under, exempt from or not subject to the provisions of Section 5 of the Securities Act and any other applicable securities Laws.

(f) Prior to the Termination Date of this Agreement as set forth in Section 6(l), any certificates for shares of Common Stock held by the Holders shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such shares of Common Stock under the Securities Act and under this Agreement, which legend shall state in substance:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS SECURITY UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.”

“THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A STOCKHOLDERS AGREEMENT DATED AS OF NOVEMBER 3, 2020, AMONG THE COMPANY AND CERTAIN OTHER PARTIES THERETO (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY).”

(g) Notwithstanding the foregoing Section 4(f), upon the request of a Holder, if at any time the restrictions on transfer under the Securities Act and applicable state securities Laws are no longer applicable, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that the first of the foregoing legends is no longer required under the Securities Act or applicable state Laws, the Company shall promptly cause the first of the foregoing legends to be removed from any certificate for shares of Common Stock to be Transferred; provided, that such Transfer is permitted under this Agreement. Following the Termination Date, the Company shall promptly cause the foregoing legend(s) to be removed from any certificate for shares of Common Stock then held by such party or parties to the extent legally permitted (and subject to delivery of any documents and/or opinions reasonably requested).

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(h) Any additional Voting Securities of which any Holder acquires Beneficial Ownership following the date hereof shall be subject to the restrictions and commitments contained in this Agreement as fully as if such Voting Securities were Beneficially Owned by such Person as of the date hereof.

Section 5. Representations and Warranties.

(a) Representations and Warranties of the Holders. Each of the Holders hereby severally and not jointly represent and warrant to the Company as follows:

(i) Each has been duly organized and is validly existing and in good standing under the Laws of the jurisdiction of its organization, and has the requisite power and authority under its organizational documents to perform it obligations under this Agreement.

(ii) Each has all requisite organizational power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly and validly authorized and approved by the Trustee, and no other proceeding is necessary to authorize such agreements or the performance by each thereunder. This Agreement has been duly and validly executed and delivered by each and constitutes a legal, valid and binding obligation of each, enforceable against each in accordance with its terms, subject (i) to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (ii) as to enforceability, to general principles of equity.

(iii) The execution, delivery and performance of this Agreement by such entity and the performance of its obligations hereunder do not and will not (a) conflict with or violate any provision of, or result in the breach of its respective organizational documents, (b) conflict with or result in any violation of any provision of any Law, permit or Governmental Order applicable to such entity, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any material provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any material term, condition or provision of any of any material contract to which such entity is a party, or (d) result in the creation of any lien upon any of the properties, equity interests or assets of such entity, except (in the case of clauses (b), (c), or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on such entity.

(iv) Other than the shares of Common Stock that the Holders acquired or will acquire pursuant to the Contribution and Exchange Agreements and the transactions contemplated thereby, as of the date hereof, the Holders do not Beneficially Own any shares of Common Stock or other Voting Securities. Other than the Contribution and Exchange Agreements and this Agreement, there are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which a Holder has a contractual obligation with respect to the voting or Transfer of any Voting Securities or which are otherwise inconsistent with or conflict with any provision of this Agreement.

(b) Representations and Warranties of the Company. The Company hereby represents and warrants to the Seller Trusts as follows:

(i) The Company has been duly organized and is validly existing as a corporation in good standing under the Laws of the State of Delaware, and has the requisite power and authority under its organizational documents to perform it obligations under this Agreement.

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(ii) The Company has all requisite organizational power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly and validly authorized and approved by the Board, and no other proceeding is necessary to authorize such agreements or the performance by each thereunder. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against each in accordance with its terms, subject (i) to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (ii) as to enforceability, to general principles of equity.

(iii) The execution, delivery and performance of this Agreement by the Company and the performance of its obligations hereunder do not and will not (a) conflict with or violate any provision of, or result in the breach of its organizational documents, (b) conflict with or result in any violation of any provision of any Law, permit or Governmental Order applicable to such entity, or any of its properties or assets, (c) violate, conflict with, result in a breach of any material provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any material term, condition or provision of any of any material contract to which the Company is a party, or (d) result in the creation of any lien upon any of the properties, equity interests or assets of the Company, except (in the case of clauses (b), (c), or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 6. Miscellaneous.

(a) No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when received by facsimile or email (provided that a copy is subsequently delivered by one of the other methods permitted in (i) through (iii) of this Section 6(b)), addressed as follows:

If to GWG, to:

325 North St. Paul Street

Suite 2650

Dallas, Texas 75201

Attention: Murray T. Holland

If to the LiquidTrusts:

Each of the LiquidTrusts set forth on Schedule I hereto

c/o John A. Stahl, as Trustee

325 North Saint Paul

Suite 4850

Dallas, Texas 75201

or to each party at such other address or addresses as such party may from time to time designate in writing.

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(c) Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (other than by operation of Law) without the prior written consent of the Company and the Trustee. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(d) Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(e) Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in counterparts (and delivered by facsimile or electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f) Entire Agreement. This Agreement and the Contribution and Exchange Agreements constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and Contribution and Exchange Agreements.

(g) Amendments and Waivers. This Agreement may not be amended, modified, waived or supplemented in any manner, whether by course of conduct or otherwise, except (i) in the case of an amendment or modification, such amendment or modification is in writing, is specifically identified as amendment hereto and is signed by the Company and the other parties hereto or (ii) in the case of a waiver, such waiver is in writing and signed by the party against which the waiver is to be effective.

(h) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(i) Jurisdiction; WAIVER OF TRIAL BY JURY. In any action among the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (c) agrees that it will not bring any such Action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 6(b) shall be effective service of process for any such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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(j) Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(k) Further Assurances. Each party to this Agreement shall cooperate and take such action as may be reasonably requested by another party to this Agreement in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

(l) Term and Termination. This Agreement will be effective as of September 30, 2020 and shall terminate when the Exchange Trusts identified in the Statement on Schedule 13D filed with the Commission on January 7, 2019 (as amended, the “Schedule 13D”) with respect to the Common Stock no longer hold 20% of the Common Stock; provided that Section 4(b) shall terminate when the Holders own Voting Securities representing less than 5.0% of the Total Voting Power; provided further that the provisions of this Section 6 (except for subsections (j) and (k)) shall survive such termination.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

GWG Holdings, Inc.

By:
Name:
Title:

John A. Stahl, not in his individual capacity but solely as Trustee of The LT-21 LiquidTrust

By:
Name:
Title:

John A. Stahl, not in his individual capacity but solely as Trustee of The LT-22 LiquidTrust

By:
Name:
Title:

John A. Stahl, not in his individual capacity but solely as Trustee of The LT-23 LiquidTrust

By:
Name:
Title:

John A. Stahl, not in his individual capacity but solely as Trustee of The LT-24 LiquidTrust

By:
Name:
Title:

John A. Stahl, not in his individual capacity but solely as Trustee of The LT-25 LiquidTrust

By:
Name:
Title:

John A. Stahl, not in his individual capacity but solely as Trustee of The LT-26 LiquidTrust

By:
Name:
Title:

SCHEDULE I

LIST OF LIQUIDTRUSTS

THE LT-21 LIQUIDTRUST

THE LT-22 LIQUIDTRUST

THE LT-23 LIQUIDTRUST

THE LT-24 LIQUIDTRUST

THE LT-25 LIQUIDTRUST

THE LT-26 LIQUIDTRUST

EXHIBIT A

FORM OF JOINDER

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Stockholders Agreement, dated as of November 3, 2020, and effective as of September 30, 2020, (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Stockholders Agreement”), by and among the Company and each of the LiquidTrusts parties thereto, and any other person or entity that becomes a party to the Stockholders Agreement in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Stockholders Agreement.

By executing and delivering this Joinder Agreement to the Stockholders Agreement, the undersigned hereby agrees, effective commencing on the date hereof, to become a party to, and to be bound by and comply with the provisions of, the Stockholders Agreement applicable to it as a holder of Common Stock, in the same manner as if the undersigned were an original signatory to the Stockholders Agreement.

The undersigned acknowledges and agrees that Section 6(a) through Section 6(l) of the Stockholders Agreement are incorporated herein by reference, mutatis mutandis.

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A-1

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the ____ day of _______________, ___.

Name: [HOLDER/TRANSFEREE]

By:
Name:
Title:

Notice Information

Address:
Telephone:
Facsimile:
Email:

AGREED AND ACCEPTED
as of the day of , .

GWG HOLDINGS, INC.

By:
Name:
Title:

[TRANSFEROR (if applicable)]

By:
Name:
Title:

Signature Page to Joinder Agreement

A-2

Exhibit 3

EXHIBIT A

FORM OF JOINDER

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Stockholders Agreement, dated as of November 3, 2020, and effective as of September 30, 2020, (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Stockholders Agreement”), by and among the Company and each of the LiquidTrusts parties thereto, and any other person or entity that becomes a party to the Stockholders Agreement in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Stockholders Agreement.

By executing and delivering this Joinder Agreement to the Stockholders Agreement, the undersigned hereby agrees, effective commencing on the date hereof, to become a party to, and to be bound by and comply with the provisions of, the Stockholders Agreement applicable to it as a holder of Common Stock, in the same manner as if the undersigned were an original signatory to the Stockholders Agreement.

The undersigned acknowledges and agrees that Section 6(a) through Section 6(l) of the Stockholders Agreement are incorporated herein by reference, mutatis mutandis.

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A-1

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the ____ day of _______________, ___.

Name: [HOLDER/TRANSFEREE]

By:
Name:
Title:

Notice Information

Address:
Telephone:
Facsimile:
Email:

AGREED AND ACCEPTED
as of the day of , .

GWG HOLDINGS, INC.

By:
Name:
Title:

[TRANSFEROR (if applicable)]

By:
Name:
Title:

Signature Page to Joinder Agreement

A-2